Exhibit 99.1

CONFIDENTIAL TREATMENT REQUESTED

UNDER C.F.R. SECTIONS 200.80(b)(4), 200.83

AND 230.406.

[*****] INDICATES OMITTED MATERIAL THAT IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT

REQUEST

FILED SEPARATELY WITH THE COMMISSION.

THE OMITTED MATERIAL HAS BEEN FILED

SEPARATELY WITH THE COMMISSION.

AMENDMENT AGREEMENT No. 2

This AMENDMENT AGREEMENT No.2 (this “Amendment Agreement No.2”), dated 8th November 2016, is entered into by and between ATENTO LUXCO 1, S.A. (formerly BC Luxco 1, S.A.), a société anonyme organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, Rue Lou Hemmer, L-1748, Luxembourg – Findel, registered with the Luxembourg trade and companies register under the number B 170 329 (the “Provider”) and TELEFONICA, S.A., a company duly incorporated and in existence in accordance with the laws of Spain, with Spanish Tax Identification Number (CIF) A-28015865 and registered office in Calle Gran Vía nº 28, 28013 Madrid (Madrid), Spain.

(the “Recipient” and together with the “Provider”, the “Parties”).

WHEREAS, pursuant to the terms of the sale and purchase agreement dated 11 October 2012, as amended from time to time (the “SPA”), the Provider, among other parties, acquired the Assets (as such term is defined in the SPA) and certain of the subsidiaries of Compañía de Inversiones y Teleservicios, S.A. (formerly Atento Inversiones y Teleservicios, S.A.), (the “Seller”), whose main activity consists of rendering outsourcing customer and business process outsourcing services (the “Transaction”).

WHEREAS, as part of the Transaction the Provider and the Recipient entered into a master agreement dated as of 11 December 2012 (the “Initial MSA”) whereby, amongst other things, the Provider agreed to provide (or procure the provision of) certain outsourcing arrangements and services in the CRM sector to the Recipient and its group companies (the “Services”).

WHEREAS, this MSA was amended according to the terms and conditions agreed by the Parties on the Amendment Agreement No. 1 dated as of May 16, 2014. The MSA and the Amendment Agreement No.1 shall be read together as the “MSA”.

WHEREAS, at the date stated here above, attending the evolution of the business relationship between the Parties, some adjustments to the provisions contained in the MSA are deemed necessary. Accordingly, the Parties have entered into negotiations and have decided to make amendments to the MSA by way of executing this Amendment Agreement No. 2 of the MSA.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Interpretation.

(a)	Capitalized terms have, unless expressly defined in this Amendment Agreement No.2 or in the Amendment Agreement, the same meanings as in the MSA.

(b)	Any term, section and/or clause under the MSA, shall remain “as is”, unless otherwise modified herein.

(c)	References in this Amendment Agreement No.2 to a Section, unless the context otherwise requires, are references to the named section of the MSA.

(d)	The MSA (currently integrated by the Initial MSA and the Amendment Agreement No. 1), together with this Amendment Agreement No.2 shall constitute, from the Effective Date, the entire MSA.

2.	Effective Date.

Unless specifically stated otherwise in this Amendment Agreement No.2, the effective date in which the amendments contained herein shall enter into force shall be January 1st, 2017 (the “Effective Date”).

3.	Amendments to the MSA. Additional rights and obligations.

3.1.	Section 3.1 – Minimum Revenues.

The Parties agree on decreasing the Minimum Revenue Thresholds (the “MRT”) as specified in the table included in Section 3.1, for calendar year 2017 only, by applying a reduction of [****] for Zone 1 (Brazil) and [****] for Spain (included in Zone 3), (the “Reduction”). The Reduction shall be made to the amount that results from applying the specifications set out in the above mentioned table, for calendar year 2017.

The BRL/EUR exchange rate to be applied to the amount of [****] for Zone 1 (Brazil) shall be [****] which results in an amount of [****].

3.2.	Section 3.2 – Calculation Principles.

The Parties agree to delete, in its entirety, Section 3.2.(k) of the Initial MSA, eliminating, for the sake of doubt, all concepts related and referenced in “Penalties” and including a case of “Revenue non-captured”. This concept shall be deemed to constitute part of the Annual Revenue, only if the revised global MRT for all Zones is not reached in the relevant calendar year. Such Section 3.2.(k) of the Initial MSA shall be substituted by the following wording:

“In the event of a reduction in a Provider Group Company´s revenues in any calendar year due to a failure to deliver volume or resources commitments, excluding: (i) outbound campaigns and (ii) situations where the Recipient Group Company is responsible for not fulfilling its commitments under the Services Contracts; the amount of such reduction shall be deemed as Revenue Not-Captured and, therefore, part of the Annual Revenue for that Revenue Jurisdiction.

The amount to be considered part of the Annual Revenue shall be the revenues that the Provider Group Company would have obtained if it had delivered volume and committed resources according to provisions set forth in the relevant Service Contract.

The adjustment shall be referred to the period of time where volumes or committed resources are not fulfilled and/or where its consequences take place, up to a maximum of twelve (12) months regardless of the calendar year.”

In addition to the above mentioned, the Parties agree to add a new Section 3.2 (n) to expressly regulate as “Revenue Not-captured” the case referred to a unilateral early termination of a Service Contract decided by the Provider without cause or under its own decision or responsibility. The aforementioned Section 3.2. (n) shall have the following wording:

“In case that a Service Contract between a Provider Group Company and the relevant Recipient Group Company is unilaterally early terminated by the Provider without cause or under its own decision or responsibility (“cause” means, for the avoidance of doubt, any events, situations or circumstances expressly contemplated within the relevant Service Contract that would explicitly entitle the relevant Provider Group Company to terminate that Service Contract), the estimated amount corresponding to the revenues that such Provider Group Company would have obtained during the remaining term of that Service Contract shall be understood as Revenue Non-Captured and, therefore, part of the Annual Revenue for that Revenue Jurisdiction. Said estimated amount shall have a cap of twelve (12) months regardless of the calendar year”.

Finally, and with the purpose of consistency with Section 3.6, the Parties agree to delete Section 3.2 (g) and (h) from the MSA.

3.3.	Section 3.6. Approved Alternative Supplier Revenue.

The Parties agree to consider as a “Revenue Not-Captured” case the situation described in Section 3.6. for the Approved Alternative Supplier Revenue.

Furthermore, the Parties agree to amend Section 3.6, (a) and (b), which shall be deleted and substituted by the following wording:

“Section 3.6. (a).- For the purposes of this Agreement, the pro rata portion of the revenue generated in the relevant calendar year that is entered into between the Recipient (or the relevant Recipient Group Company) and an Alternative Supplier in the relevant Zone pursuant to a valid Tender Process shall constitute “Approved Alternative Supplier Revenue”, with a maximum of twelve (12) months irrespectively of the relevant calendar year, and, therefore, Revenue Not-Captured, only if (i) a Provider Group Company and at least two Approved Competitors participated in such Tender Process, (ii) the price for such Outsourced Services included in the Provider offer submitted during the Tender Process exceeded the highest price in any offer from an Alternative Supplier with respect to the provision of the Outsourced Services made pursuant to such Tender Process by more than [****], and (iii) the agreement to provide such Outsourced Services pursuant to the Tender Process was awarded to and entered into by one of the Approved Competitors who participated in such Tender Process.

In the event that the Outsourced Services are awarded to and entered into by more than one approved competitors who participate in the Tender Process, the amount of Revenue Not-Captured shall be calculated taking into consideration the lowest share of the Outsourced Services offered to the Provider Group Company, during both the Negotiation Period and the Tender Process, at the highest price offered by any of the Approved Competitors who are the successful bidders pursuant to such Tender Process and with the limit of twelve (12) months irrespectively of the calendar year in which this Revenue Not- Captured is generated.

Section 3.6. (b).- In addition, if the relevant Provider Group Company fails to submit a bid in a valid Tender Process as required by Section 2.3, or presents an offer with a material discrepancy compared to the Request for Proposal (RFP) for the Tender Process, then the pro rata portion of the revenue generated from an agreement that is entered into between the relevant Recipient Group Company and the Alternative Competitor who is the successful bidder pursuant to such Tender Process in the relevant Zone, with a maximum of twelve (12) months irrespectively of the calendar year, shall be deemed to constitute an Approved Alternative Supplier Revenue and, therefore, Revenue Not-Captured.

In the event that the Outsourced Services are awarded to and entered into by more than one approved competitors who participate in the Tender Process, the amount of Revenue Not-Captured shall be calculated taking into consideration the lowest share of the Outsourced Services offered to the Provider Group Company, during both the Negotiation Period and the Tender Process, at the highest price offered by any of the Approved Competitors who are the successful bidders pursuant to such Tender Process and with the limit of twelve (12) months irrespectively of the calendar year in which this Revenue Not-Captured is generated”.

3.4.	Article V. Payment Terms.

The Parties hereby agree that, as from the Effective Date, [****] of all services provided by the Provider Group Companies in Spain, Brazil, Peru, Mexico, Chile, Colombia and Argentina to the Recipient Group Companies will be invoiced within the [****] of the forthcoming month.

In addition to the above mentioned, and also in the case of Spain, Brazil, Peru, Mexico, Chile, Colombia and Argentina, the Parties agree upon a new payment term of [****] as from the issuance of the invoice by the Provider Group Companies to the Recipient Group Companies.

As an exception, applicable only to calendar years 2017 and 2018, the Parties agree that invoices due in December 2017 and 2018 shall be paid by the Recipient Group Companies within the [****] of January 2018 and 2019, respectively. Failure by the Recipient Group Companies to comply with the payment within the [****] of January 2018 and 2019 will trigger the application of a penalty by the Provider amounting to [****] calculated pro rata, from January 1st until the effective payment date.

The Parties agree that Article V related to payment terms shall be replaced by the aforementioned provisions and all Service Contracts in the jurisdictions mentioned above and until the termination of the MSA, shall be regulated by the aforementioned provisions, therefore, prevailing over local Service Contract provisions related to payment terms.

3.5.	Article XI – Termination.

The Parties agree to replace the wording contained in Section 11.1 of the MSA by the following one:

“This Agreement and its amendments shall continue in full force and effect until 31 December, 2021 (the “Term”). As per Brazil (Zone 1) and Spain (included in Zone 3), the Agreement shall continue in full force and effect until 31 December 2023.”

For the sake of clarity, the Parties agree that, for the aforementioned jurisdictions (Brazil and Spain), the calculation of the MRT for calendar years 2022 and 2023 shall be made by applying the same specifications set out for calendar year 2021 in the table contained in Section 3.1.

3.6.	Section 12.12 Definitions.

Definition under Section 12.12 (b) and (o) of the MSA will no longer be applicable throughout the remaining term of the MSA. Consequently and in addition, the concepts contained in Section 12.12.(b) and (o) shall be removed from Section 3.2 and anywhere else along the entire MSA. Also, those concepts shall not be applicable and, therefore, not be taken into account towards any interpretation given for any calculation regarding the financial year 2016.

The Parties agree on including a new definition for “Revenue Not-Captured” under new Section 12.12, which shall have the meaning set forth in Section 3.2 (k) and (n) and Section 3.6, as stated in this Amendment No.2. This concept shall be deemed to constitute part of the Annual Revenue, only if the revised global MRT for all Zones is not reached in the relevant calendar year.

3.7.	Provider’s current share of third parties’ expenditures.

The Parties agree that the Recipient will maintain the Provider’s overall current share of the Recipient Outsourced Services’ expenditure, provided that the performance is on a par or above value compared to competitors.

The Recipient will quarterly submit to the Provider the corresponding figures for calculating the latest latter’s share compared to third parties’ share. For the purposes herein, the Recipient shall submit to the Provider, in advance before every Quarterly Committee, a formal notification indicating the Provider’s share of expenditure specified by country and by major individual services.

The calculation shall be based on the Provider’s total amount invoiced to the Recipient in the quarter being discussed at the Quarterly Committee, and divided by the total Recipient’s Outsourced Services’ expenditure incurred with all vendors, including the Provider, during that relevant quarter. Even though the share of Outsourced Services’ expenditure commitment between the Recipient and the Provider is related to the overall share, the information submitted shall be split by country and major individual services.

Upon request of the Provider, and within a five (5) business day term, the Recipient agrees to provide the supporting calculation and source data for purposes of auditing the calculation.

Additionally, this information shall be incorporated as an ordinary item of the agenda of the Quarterly Committees and discussed and reviewed on regular basis.

The table below shows the starting point for the third quarter of 2016, indicating the Provider´s Outsourced Services´ expenditure share by country and major individual services.

The Parties agree that the methodology used and the scope and line of services taken into consideration by the Recipient to draw up the table will remain the same for the updated tables to be quarterly submitted to the Provider, unless otherwise is expressly agreed in written by the parties.

	July	August	September	3Q
Brazil	[****]	[****]	[****]	[****]
Spain	[****]	[****]	[****]	[****]
Chile	[****]	[****]	[****]	[****]
Colombia	[****]	[****]	[****]	[****]
Mexico	[****]	[****]	[****]	[****]
Peru	[****]	[****]	[****]	[****]
CAM	[****]	[****]	[****]	[****]
Uruguay	[****]	[****]	[****]	[****]
Ecuador	[****]	[****]	[****]	[****]
Argentina	[****]	[****]	[****]	[****]
TOTAL	[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
BRAZIL		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
SPAIN		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
CHILE		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
COLOMBIA		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
MEXICO		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
PERU		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
CAM		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
URUGUAY		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
ECUADOR		[****]	[****]	[****]	[****]

		July	August	September	3Q
	[****]	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]	[****]
ARGENTINA		[****]	[****]	[****]	[****]

3.8.	Adjustment Payment in 2016.

The Provider hereby waives its right to collect any amount as adjustment payment corresponding to financial year 2016.

In exchange, the Recipient acknowledges that any dispute which could have arisen from the preceding years related to the calculation of the adjustment payment, shall be considered totally concluded and, accordingly, the Recipient agrees not to bring any claim against the Provider in relation to the adjustment payment in the previous years.

3.9.	Change of control.

It is hereby agreed that the following provision will constitute an exception to Section 3.2 (m) in the MSA and will modify the provision established in Schedule 3 in reference to the Adjustment Payment for the [****].

This said, the Parties agree that, in the event of a change of control in [****] made in favor of a Recipient’s non-competitor third party, the following provisions shall be applicable:

1)	The term of application of the MSA with regard to [****] will be ended on [****]; and

2)

In the event that an Annual Revenue Shortfall takes place in the [****], the adjustment payment in the relevant calendar year shall be the amount resulting from applying a single rate of [****] to the Annual Revenue Shortfall, regardless of the amount of such Revenue Shortfall.

In WITNESS WHEREOF, each of the Parties has caused this Amendment Agreement to be duly executed in counterparts on its behalf and on the date above written.

ATENTO LUXCO 1, S.A.

/s/ Melissa Bethell

By: Melissa Bethell

Title: Director

/s/ Vishal Jugdeb

By: Vishal Jugdeb

Title: Director

TELEFONICA, S.A.

/s/ Guillermo Ansaldo

By: Guillermo Ansaldo

Title: Chief Global Resources Officer